SUPPLEMENT Dated February 15, 2012
To The Current Prospectus

ING GoldenSelect Access	**GoldenSelect DVA Series 100**
ING GoldenSelect ESII	**GoldenSelect Value**
ING GoldenSelect Landmark	**ING GoldenSelect Generations**
ING GoldenSelect Premium Plus	**ING GoldenSelect DVA**
ING GoldenSelect DVA Plus	**ING GoldenSelect Access One**
ING SmartDesign Advantage	**ING GoldenSelect Premium Plus**
ING SmartDesign Signature	**featuring The Galaxy VIP Fund**
ING SmartDesign Variable Annuity	**Wells Fargo ING Landmark**
ING GoldenSelect Opportunities	**Wells Fargo ING Opportunities**
ING GoldenSelect Legends	

Issued By ING USA Annuity and Life Insurance Company
Through Its Separate Account B

And

ING Empire Traditions Variable Annuity
ING Empire Innovations Variable Annuity
ING GoldenSelect DVA Plus NY

Issued By ReliaStar Life Insurance Company of New York
Through Its Separate Account NY-B

This supplement updates the prospectus for your variable annuity contract. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Contact Center at 1-800-366-0066.

1. **Effective December 31, 2011**, ING Investment Management Co. merged with and into ING Investment Management Co. LLC.

2. **Effective on or about February 21, 2012**, ING Investment Management Co. LLC will replace Neuberger Berman Fixed Income LLC as subadviser for the ING U.S. Bond Index Portfolio.

   The Portfolio's investment objectives and principal investment strategies will not change as a result of the subadviser change. The Portfolio is currently open to new investments.

All references in the Prospectuses to ING Investment Management Co. and to the ING U.S. Bond Index Portfolio's subadviser will change accordingly.

3. **Important Information Regarding an Investment Portfolio Reorganization**

Please note: The following information only affects you if you have contract value currently allocated to the Invesco V.I. Leisure Fund, which is closed to new investments.

The Board of Trustees of the AIM Variable Insurance Funds (Invesco Variable Insurance Funds) has approved a proposal to reorganize and merge the Invesco V.I. Leisure Fund (Class I) (the "Merging Fund") into the Invesco Van Kampen V.I. Capital Growth Fund (Class I) (the "Surviving Fund"). Subject to shareholder approval, **effective on or about April 30, 2012**, (the "Reorganization Date") the Merging Fund will reorganize into and become part of the Surviving Fund. On the Reorganization Date, the Surviving Fund will change its name to the Invesco Van Kampen V.I. American Franchise Fund (Class I).

Prior to the Reorganization Date, you may reallocate your contract value in the Merging Fund to another investment portfolio currently available under the contract. This reallocation will neither count as a transfer for purposes of our Excessive Trading Policy nor be subject to a transfer charge under the contract. Contract value remaining in the Merging Fund on the Reorganization Date will be placed in the Surviving Fund. You may provide alternative allocation instructions by calling our Customer Contact Center at the number above.